NEWS RELEASE

“Augusta Intercepts 140m of 1.32% Copper (1.57% Copper Equivalent) at Rosemont”

VANCOUVER, BC, July 19, 2006 - Augusta Resource Corporation (TSXV: ARS) (“Augusta” or the “Company”) is pleased to announce initial drill results from 3 holes of the current 30 hole 20,000 meter program at the Rosemont Copper Molybdenum Project in Arizona. The current diamond drill program is designed as infill of inferred resources and step out expansion.

Highlights include 190.5 m at 0.51% Cu, 140.21m at 1.32% Cu, 111.25m at 0.82% Cu and 163m at 0.72% Cu.

Drill Holes	From(m)	To(m)	Interval(m)	Cu%	Mo%	Ag (g/t)
AR-2015	260.60	451.10	190.50	0.51	0.014	5.3
AR-2015	505.97	576.07	70.10	0.66	0.024	9.9
AR-2015	605.03	620.27	15.24	1.28	0.018	20.3
AR-2016	236.22	376.43	140.21	1.32	0.015	8.6
AR-2017	0.00	15.24	15.24	0.26	N/A*	N/A*
AR-2017	27.43	105.16	77.73	0.50	N/A*	N/A*
AR-2017	243.84	355.09	111.25	0.82	0.021	5.0
AR-2017	473.96	573.94	99.98	0.40	0.037	4.8
AR-2021	6.09	16.76	10.67	0.38	N/A*	N/A*
AR-2021	88.36	100.58	12.22	0.32	N/A*	N/A*
AR-2021	271.27	434.34	163.07	0.72	0.014	5.1

* No Assay – Oxide Portion

The company has 5 drill rigs active on the property. The current program is expected to be completed by the end of September. “We are very pleased with the initial results. They demonstrate the quality and consistency of the deposit and make excellent progress towards increasing the copper resource”, says Mike Clarke, Vice President Exploration for Augusta.

Qualified Person
These drill results have been prepared under the guidance and supervision of Mike Clarke, Vice President Exploration for Augusta. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 50 km southeast of Tucson, Arizona, and contains three known potentially open-pit copper/molybdenum (“Cu/Mo”) deposits. The Rosemont deposit contain 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada. The Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Purni Parikh, Corporate Secretary
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	purni@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
_________________________
Gil Clausen
President and CEO

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” including statements concerning the Company’s plans at its Rosemont Property, and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Annual Information Form and the management’s discussion and analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward- looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of copper and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com